UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

AMENTUM HOLDINGS, INC.
(Name of Issuer)

Common Stock, par value $0.01 per share

(Title of Class of Securities)

023939 101

(CUSIP Number)

Amentum Joint Venture LP
c/o Eric L. Schondorf, General Counsel
American Securities LLC
590 Madison Avenue, 38th Floor
New York, New York 10022
Telephone: (212) 476-8000

and

c/o James C. Pickel, Jr., General Counsel
Goldberg Lindsay & Co. LLC
630 Fifth Avenue, 30th Floor
New York, New York 10111
Telephone: (212) 651-1100

(Name, Address and Telephone Number of Persons
Authorized to Receive Notices and Communications)

 September 27, 2024

(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box. ☐

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 023939 101	Page 2 of 8 Pages

1	NAMES OF REPORTING PERSONS
Amentum Joint Venture LP

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP		(a)	☐
			(b)	☐

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)
OO, AF

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(D) OR 2(E)			☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION
Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
0

	8	SHARED VOTING POWER
90,021,804(1)

	9	SOLE DISPOSITIVE POWER
0

	10	SHARED DISPOSITIVE POWER
90,021,804(1)

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
90,021,804(1)

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)			☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
37.0%(2)

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
OO

(1)   Amentum Joint Venture LP (“Amentum JV”) directly holds 90,021,804 shares of common stock, par value $0.01 per share (each, a “Common Share”), of Amentum Holdings, Inc., a Delaware corporation (the “Issuer”). Amentum Joint Venture GP LLC (“Amentum GP”) is the general partner of Amentum JV.

(2)   The calculation is based on 243,302,173 Common Shares issued and outstanding as of September 27, 2024, as reported on the Issuer’s Current Report on Form 8-K filed with the Securities and Exchange Commission (the “Commission”) on October 3, 2024.

CUSIP No. 023939 101	Page 3 of 8 Pages

1	NAMES OF REPORTING PERSONS
Amentum Joint Venture GP LLC

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP		(a)	☐
			(b)	☐

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)
OO, AF

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(D) OR 2(E)			☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION
Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
0

	8	SHARED VOTING POWER
90,021,804(1)

	9	SOLE DISPOSITIVE POWER
0

	10	SHARED DISPOSITIVE POWER
90,021,804(1)

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
90,021,804(1)

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)			☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
37.0%(2)

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
OO

(1)   Amentum JV directly holds 90,021,804 Common Shares.  Amentum GP is the general partner of Amentum JV.

(2)   The calculation is based on 243,302,173 Common Shares issued and outstanding as of September 27, 2024, as reported on the Issuer’s Current Report on Form 8-K filed with the Commission on October 3, 2024.

CUSIP No. 023939 101	Page 4 of 8 Pages

Item 1. Security and Issuer.

This statement on Schedule 13D (this “Schedule 13D”) relates to the common stock, par value $0.01 per share (each, a “Common Share”), of Amentum Holdings, Inc., a Delaware corporation (the “Issuer”).  The Issuer’s principal executive offices are located at 4800 Westfields Blvd., Suite #400, Chantilly, Virginia 20151.

Item 2. Identity and Background.

(a) This Schedule 13D is being filed jointly by Amentum Joint Venture LP, a Delaware limited partnership (“Amentum JV”), and Amentum Joint Venture GP LLC, a Delaware limited liability company (“Amentum GP” and, together with Amentum JV, the “Reporting Persons”), the general partner of Amentum JV.  Amentum GP may be deemed to have indirect voting and investment control over the shares held by Amentum JV. The agreement among the Reporting Persons to file this Schedule 13D jointly (the “Joint Filing Agreement”) is filed as Exhibit 99.1 hereto.

(b) The business address of each of the Reporting Persons is c/o American Securities LLC, 590 Madison Avenue, 38th Floor, New York, New York 10022 and c/o Goldberg Lindsay & Co. LLC, 630 Fifth Avenue, 30th Floor, New York, New York 10111.

(c) The principal business of each of the Reporting Persons is owning and holding the Common Shares described in this Schedule 13D for investment purposes.

(d)-(e) During the last five years, none of the Reporting Persons has been convicted in a criminal proceeding (excluding traffic violations and similar misdemeanors) or been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction that resulted in a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, U.S. federal or state securities laws, or a finding of any violation of U.S. federal or state securities laws.

Item 3. Source and Amount of Funds or Other Consideration.

On September 27, 2024 (the “Merger Closing Date”), pursuant to the Agreement and Plan of Merger, dated as of November 20, 2023 and as amended on August 26, 2024 (such amendment, the “Merger Agreement Amendment” and such Agreement and Plan of Merger as so amended, the “Merger Agreement”), by and among the Issuer (f/k/a Amazon Holdco Inc.), Jacobs Solutions Inc., a Delaware corporation (“Jacobs”), Amentum JV and Amentum Parent Holdings LLC, a Delaware limited liability company and formerly a direct wholly owned subsidiary of Amentum JV (“Merger Partner” and together with the Issuer, Jacobs and Amentum JV, the “Merger Agreement Parties”), Merger Partner merged with and into the Issuer (the “Merger”), with the Issuer surviving.  As a result of and as consideration for the Merger, Amentum JV received 90,021,804 Common Shares, representing 37.0% of the issued and outstanding Common Shares as of immediately after the effective time of the Merger.

Item 4. Purpose of Transaction.

The information set forth or incorporated by reference in Items 2, 3, 5 and 6 is hereby incorporated by reference in this Item 4.

The Reporting Persons acquired the Common Shares held by them for investment purposes.

The Reporting Persons intend to review their investment in the Issuer on a continuing basis and, from time to time, may take actions with respect to such investment or the Issuer, including communicating with the Issuer’s board of directors, members of management or other securityholders of the Issuer, or other third parties from time to time, taking steps to implement a course of action regarding such investment or the Issuer, including, without limitation, engaging advisors, including legal, financial, regulatory, technical or industry advisors, to assist in any such review, and evaluating strategic alternatives as they may become available. Such discussions and other actions may relate to or result in, subject to the terms and conditions of the agreements described herein to which the Reporting Persons are a party, various alternative courses of action regarding such investment or the Issuer, including, without limitation, one or more of the actions described in clauses (a) through (j) of Item 4 of Schedule 13D.

CUSIP No. 023939 101	Page 5 of 8 Pages

Such discussions and actions may be preliminary and exploratory in nature, and not rise to the level of a plan or proposal. Subject to the terms and conditions of the agreements described herein to which the Reporting Persons are a party, the Reporting Persons or their affiliates may, in the future, seek to make additional investments in the Issuer and its subsidiaries, including the acquisition of additional Common Shares or other equity, debt or other financial instruments related to the Issuer or the Common Shares (which may include rights or securities exercisable or convertible into securities of the Issuer), or sell or otherwise dispose of some or all of such Issuer securities or financial instruments (which may include transfers to such Reporting Person’s affiliates) from time to time, in each case, in open market or private transactions, block sales or otherwise. Any transaction that any of the Reporting Persons or their affiliates may pursue, subject to the terms and conditions of the agreements described herein to which the Reporting Persons are a party, may be made at any time and from time to time without prior notice and will depend on a variety of factors, including, without limitation, the price and availability of the Issuer’s securities or other financial instruments, the Reporting Persons’ or such affiliates’ trading and investment strategies, subsequent developments affecting the Issuer, the Issuer’s business, financial position, prospects and strategic direction, actions taken by the Issuer’s board of directors, other investment and business opportunities available to such Reporting Persons and their affiliates, general industry and economic conditions, the securities market in general, tax considerations and other factors deemed relevant by such Reporting Persons and such affiliates.

Subject to the terms and conditions of the agreements described herein to which the Reporting Persons are a party, Amentum GP expects that it will cause Amentum JV to distribute from time to time some or all of the Common Shares held by Amentum JV to LG Amentum Holdings LP and ASP Amentum Investco LP, each a Delaware limited partnership and a limited partner of Amentum JV, and the other limited partners of Amentum JV, which may include officers, directors and employees of the Issuer.

As of the date on the cover page of this Schedule 13D, Benjamin Dickson, a managing director of American Securities LLC, Alan E. Goldberg, the co-founder and chief executive officer of Goldberg Lindsay & Co. LLC, Russell Triedman, a managing partner of Goldberg Lindsay & Co. LLC, and Connor Wentzell, a principal of American Securities LLC, are the Reporting Persons’ designees on the Board pursuant to the Stockholders Agreement (as defined below).  Messrs. Dickson, Goldberg, Triedman and Wentzell may engage in discussions with the Issuer and the Issuer’s management, other members of the Board, other stockholders of the Issuer and other interested parties that relate to the business, management, operations (including cost structure), assets, capitalization, financial condition, strategic plans, governance and board composition and the future of the Issuer.

Except as disclosed herein, none of the Reporting Persons has any present plans or proposals to take any actions described in clauses (a) through (j) of Item 4 of Schedule 13D.

Item 5. Interest in Securities of the Issuer.

(a)-(b)   The information set forth on the cover pages of, and the information set forth or incorporated by reference in Items 2, 3, 4 and 6 to, this Schedule 13D is hereby incorporated by reference in this Item 5(a)-(b).  The Common Shares held by the Reporting Persons represent 37.0% of the issued and outstanding Common Shares.  Such percentage is calculated based on a total number of 243,302,173 Common Shares issued and outstanding as of September 27, 2024, as reported on the Issuer’s Current Report on Form 8-K filed with the Commission on October 3, 2024.

By virtue of the relationships described under Item 2 of this Schedule 13D, each of the Reporting Persons may be deemed, for purposes of Rule 13d-3 under the Exchange Act, to share the power to vote or dispose, or to direct the voting or disposition of, the Common Shares directly held by Amentum JV.

(c)         Other than as described in this Item 5, no Reporting Person has effected any transaction in shares of Common Stock during the past 60 days.

(d)        To the knowledge of the Reporting Persons, no other person has the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the shares of Common Stock beneficially owned by the Reporting Persons.

(e)         Not applicable.

CUSIP No. 023939 101	Page 6 of 8 Pages

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

Merger Agreement:  On November 20, 2023, the Merger Agreement Parties entered into the Merger Agreement.  On the Merger Closing Date, pursuant to the Merger Agreement, Merger Partner merged with and into the Issuer, with the Issuer surviving.  Immediately after effective time of the Merger, Jacobs’ shareholders owned 51.0%, Jacobs owned 7.5% and Amentum JV owned 37.0% of the issued and outstanding Common Shares.  An additional 10,948,598 Common Shares (the “Additional Merger Consideration Shares”), representing 4.5% of the issued and outstanding Common Shares, were placed in escrow, all or a portion of which may be released and delivered in the future to Amentum JV, depending on the fiscal year 2024 Aggregate Operating Profit (as defined in the Merger Agreement) of Jacobs’ Critical Mission Solutions and Cyber & Intelligence government services businesses, which businesses were combined with Merger Partner pursuant to the Merger.  Pursuant to the Merger Agreement, the Aggregate Operating Profit and any Additional Merger Consideration Shares released to Amentum JV will be determined after Jacobs files with the Commission its Annual Report on Form 10‑K for fiscal year 2024.

The foregoing description of the Merger Agreement is not complete and is qualified in its entirety by reference to the Merger Agreement and the Merger Agreement Amendment, which are filed as Exhibits 99.2 and 99.3, respectively, hereto.

Stockholders Agreement:  In connection with the Merger, on the Merger Closing Date, Amentum JV and the Issuer entered into a stockholders agreement (the “Stockholders Agreement”). The Stockholders Agreement contains provisions relating to, among other things, the composition of the Board, certain other corporate governance matters, certain voting agreements, transfer restrictions, standstill restrictions, registration rights and information rights.

Under the Stockholders Agreement, Amentum JV and any Sponsor Transferees (as defined in the Stockholders Agreement) that become party to the Stockholders Agreement (individually or collectively as the context may require, “Sponsor Stockholder”) have a right to nominate a specified number of directors for election to the Board, depending on the number of Common Shares beneficially owned, in the aggregate, by Sponsor Stockholder. Specifically, if Sponsor Stockholder beneficially owns at least 25.1% of the issued and outstanding Common Shares, Sponsor Stockholder is entitled to nominate to stand for election five individuals (two of whom must qualify as independent) to a 13-member Board. If Sponsor Stockholder beneficially owns at least 15% but less than 25.1% of the issued and outstanding Common Shares, Sponsor Stockholder is entitled to nominate three individuals (none of whom need qualify as independent) to a 13-member Board. If Sponsor Stockholder beneficially owns at least 5% but less than 15% of the issued and outstanding Common Shares, Sponsor Stockholder is entitled to nominate one individual to a 13-member Board. If the Board consists of a number of directors other than 13, then the number of individuals Sponsor Stockholder is entitled to nominate, if any, will be adjusted to be 5/12ths of the number of directors constituting the Board at any time Sponsor Stockholder beneficially owns at least 25.1% of the issued and outstanding Common Shares, 1/4th of the number of directors constituting the Board at any time Sponsor Stockholder beneficially owns at least 15% but less than 25.1% of the issued and outstanding Common Shares or 1/12th of the number of directors constituting the Board at any time Sponsor Stockholder beneficially owns at least 5% but less than 15% of the issued and outstanding Common Shares, in each case, rounded down to the nearest whole number, provided that, prior to the date on which the Sponsor Stockholder no longer owns at least 5% of the issued and outstanding shares of Common Shares (the “Fallaway Date”), if rounding down would otherwise result in Sponsor Stockholder being entitled to designate a total of zero director nominees on the Board, such adjustment will instead be rounded up to one director nominee.  From and after the Fallaway Date, Sponsor Stockholder will no longer be entitled to nominate any individuals to the Board.

Under the Stockholders Agreement, until the later of (a) the second anniversary of the Merger Closing Date and (b) the date on which Sponsor Stockholder ceases to beneficially own, in the aggregate, a number of Common Shares representing at least 25.1% of the issued and outstanding Common Shares, the removal or appointment of the Chief Executive Officer of the Issuer requires the affirmative vote of at least two thirds of the Board excluding the Chief Executive Officer and any other recused directors.  Further, prior to the first anniversary of the Merger Closing Date (or, in the case of the Chair (or Executive Chair) of the Board, prior to the second anniversary of the Merger Closing Date), Sponsor Stockholder has agreed to vote its shares in favor of any director nominees designated by Jacobs and shall not vote its shares in favor of the removal of any director designated by Jacobs, other than for cause.

Under the Stockholders Agreement, until the first anniversary of the Merger Closing Date, Sponsor Stockholder may not transfer any Common Shares owned by Sponsor Stockholder (collectively, and subject to customary exceptions, the “registrable securities”), except to any equityholder of Sponsor Stockholder who is a current or former member of management of Merger Partner or any of its subsidiaries, to certain affiliates of Sponsor Stockholder in connection with the disposal by Sponsor Stockholder of substantially all registrable securities or to any person in a transaction approved by a majority of the Board of Directors (including at least one initial director proposed by Jacobs).

Pursuant to the Stockholders Agreement, Sponsor Stockholder is subject to certain customary standstill restrictions, including certain restrictions on, among other things, acquiring Common Shares, engaging in solicitations of stockholders of the Issuer and nominating candidates for election to the Board (except in accordance with the Stockholders Agreement), until the earlier of (a) the date Sponsor Stockholder is no longer entitled to designate an individual for election to the Board and (b) the occurrence of certain change of control events involving the Issuer (such earlier time, the “Standstill Termination”); provided that notwithstanding the general Standstill Termination, the standstill restriction on acquiring or seeking to acquire additional Common Shares or other voting securities of the Issuer will terminate on the day after the second anniversary of the Merger Closing Date.

The Stockholders Agreement also provides Sponsor Stockholder, subject to certain conditions and limitations, certain demand registration rights, shelf registration rights and piggyback registration rights with respect to registrable securities.

The Stockholders Agreement sets forth certain information rights granted to Sponsor Stockholder

The foregoing description of the Stockholders Agreement is not complete and is qualified in its entirety by reference to the Stockholders Agreement, which is filed as Exhibit 99.4 hereto.

CUSIP No. 023939 101	Page 7 of 8 Pages

Item 7. Material To Be Filed as Exhibits.

Exhibit No.	Description
99.1	Joint Filing Agreement, dated as of October 4, 2024, by and between the Reporting Persons

99.2
Agreement and Plan of Merger, dated November 20, 2023, by and among Jacobs Solutions Inc., Amazon Holdco Inc., Amentum Parent Holdings LLC and Amentum Joint Venture LP (incorporated by reference to Exhibit 2.1 to the Registration Statement on Form 10 filed with the Commission by the Issuer on July 15, 2024, as subsequently amended)

99.3
Amendment to Agreement and Plan of Merger, dated August 26, 2024, by and among Jacobs Solutions Inc., Amazon Holdco Inc., Amentum Parent Holdings LLC and Amentum Joint Venture LP (incorporated by reference to Exhibit 2.2 to the Registration Statement on Form 10 filed with the Commission by the Issuer on July 15, 2024, as subsequently amended)

99.4
Stockholders Agreement, dated September 27, 2024, by and between Amentum Holdings, Inc. and Amentum Joint Venture LP (incorporated by reference to Exhibit 10.6 to the Current Report on Form 8-K filed with the Commission by the Issuer on October 3, 2024)

CUSIP No. 023939 101	Page 8 of 8 Pages

SIGNATURE

After reasonable inquiry and to the best of their knowledge and belief, the undersigned certify that the information set forth in this statement is true, complete and correct.

Dated: October 4, 2024

AMENTUM JOINT VENTURE LP
By: Amentum Joint Venture GP LLC, its general partner

By:

/s/ Eric L. Schondorf
	Name:	Eric L. Schondorf
	Title:	Authorized Signatory

By:

/s/ James C. Pickel, Jr.
	Name:	James C. Pickel, Jr.
	Title:	Authorized Signatory

AMENTUM JOINT VENTURE GP LLC

By:

/s/ Eric L. Schondorf
	Name:	Eric L. Schondorf
	Title:	Authorized Signatory

By:

/s/ James C. Pickel, Jr.
	Name:	James C. Pickel, Jr.
	Title:	Authorized Signatory